UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1(b), (c) AND (d) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Crown Media Holdings, Inc.

(Name of Issuer)

Class A Common Stock,

par value $.01 per share

(Title of Class of Securities)

228411-10-4

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 228411-10-4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The DIRECTV Group, Inc. (formerly known as Hughes Electronics Corporation) 52-1106564

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,360,202

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 5,360,202

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,360,202

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.3%

12.	Type of Reporting Person (See Instructions) CO

This Amendment No. 2 amends the Schedule 13G filed on February 13, 2004.
Item 1.
	(a)	Name of Issuer Crown Media Holdings, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 12700 Ventura Boulevard, Suite 200 Studio City, California 91604

Item 2.
	(a)	Name of Person Filing This statement is filed by The DIRECTV Group, Inc. (formerly known as Hughes Electronics Corporation).
	(b)	Address of Principal Business Office or, if none, Residence 2230 E. Imperial Highway El Segundo, California 90245.
	(c)	Citizenship The DIRECTV Group, Inc. is a Delaware corporation.
	(d)	Title of Class of Securities Class A Common Stock, $.01 par value per share.
	(e)	CUSIP Number 25459L106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
(b) Percent of class:
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of

As of August 20, 2001, DIRECTV Enterprises, LLC, a wholly-owned subsidiary of The DIRECTV Group, Inc., beneficially owned 5,360,202 shares of the Issuer’s Class A common stock, $.01 par value (“Common Stock”).  On or about March 5, 2003, beneficial ownership of the shares was transferred by dividend to The DIRECTV Group, Inc. which was then known as Hughes Electronics Corporation.  Hughes Electronics Corporation changed its name to The DIRECTV Group, Inc. effective March 17, 2004.

As of December 31, 2006, The DIRECTV Group, Inc. beneficially owned 5,360,202 shares of the Issuer’s Common Stock, representing approximately 7.3% of the outstanding shares of Class A Common Stock of the Issuer and 1.4% of the total voting power of the Issuer taking into account the Class A and Class B Common Stock of the Issuer (based on the 74,117,654 and 30,670,422 shares outstanding, respectively, as of September 30, 2006, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2006).  The DIRECTV Group, Inc. has sole power to vote or direct the vote of and has sole power to dispose or direct the disposition of all shares beneficially owned.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2007

The DIRECTV Group, Inc.

By:	/s/ Larry D. Hunter
Name:	Larry D. Hunter
Title:	Executive Vice President,
General Counsel and Secretary